Exhibit 99.1

NEXA ANNOUNCES CERRO LINDO MINE LIFE EXTENSION AND UPDATED MINERAL RESERVES AND RESOURCES

Luxembourg, December 17, 2019 - Nexa Resources S.A. (“Nexa Resources” or “Nexa” or the “Company”) (NYSE and TSX Symbol: “NEXA”) is pleased to announce that it has filed today an updated Technical Report on the Cerro Lindo Mine (“Cerro Lindo” or “Mine”), including updated Mineral Resource and Mineral Reserve estimates, and a new production plan with updated life of mine (“LOM”) production.

2019 Highlights at Cerro Lindo

▪                  Proven and Probable Mineral Reserves estimates as of July 31, 2019 amounted to 50 million tonnes compared with 49 million tonnes in 2018 Year-End Mineral Reserves, reflecting our ability to replenish Mineral Reserves that were depleted during the period.

▪             LOM extended by replenished Mineral Reserves combined with the improvement in operational conditions.

▪             The updated production plan supports an 8-year mine life and utilizes the existing mining capacity and infrastructure.

▪             Measured and Indicated Mineral Resources increased to 5.4 million tonnes (from 3.75 million tonnes at December 31, 2018).

Commenting on the updated Mineral Resource and Mineral Reserves estimates, Tito Martins, CEO of Nexa Resouces, said “The 2019 updated Technical Report reflects the strategy adopted by Nexa for Mineral Reserves replenishment and life of mine extension at Cerro Lindo, which partially offsets the expected decrease on average zinc grade. Also, copper has increased in importance and its production is expected to increase from current levels.”

“For the future, we expect to be successful in delivering our production plan, continuously improving our operational efficiency and maintaining Cerro Lindo as a very competitive mine.” Cerro Lindo is positioned at the low end of the second quartile of the normal cash cost curve for 2020 using Wood Mackenzie’s methodology. “In addition, our exploration efforts will remain focused on finding new mineralized zones to support our long-term growth strategy,” mentioned Mr. Martins.

The updated Technical Report on the Cerro Lindo Mine was prepared by Roscoe Postle Associates Inc. (“RPA”) in accordance with the Canadian Securities Administrator’s National Instrument 43-101 (“NI 43-101”) - Standards of Disclosure for Mineral Projects, and it is available on the Company’s website (ir.nexaresources.com) and on SEDAR (www.sedar.com).

Cerro Lindo Mine Overview

Cerro Lindo is a polymetallic underground mine located in Chincha Province, Peru, approximately 268 km southeast of Lima and 60 km from the coast. The mine is owned by Nexa Peru1, a wholly owned subsidiary of Nexa.

Cerro Lindo commenced operations in 2007 and comprises an underground zinc-lead-copper-silver mine, a conventional comminution flotation process plant, a coastal desalination plant, and associated infrastructure. The ore is treated at a concentrate plant that has a processing capacity of 21,000 tonnes of ore per day.

Cerro Lindo is classified as a volcanogenic massive sulfide (or VMS) deposit that comprises a number of lens shaped massive and semi-massive sulphide bodies.

In this update, Nexa has changed its resource block modelling approach based on a review of geological continuity. Previous models were prepared by separating geological domains (called Orebodies) with wireframes restricted based on a Net Smelter Return (“NSR”) cut off value.

The updated geological wireframes are based on the geological interpretation of lithological description, mineralization type (massive sulphide, semi-massive sulphide, sulphide, oxidized, leached and mineralized volcanic units), and a reference assay threshold for the semi-massive and mineralized volcanic units.

As a result, ore tonnage has increased and average metal grades have decreased, except for copper, which remained relatively stable compared to previous estimates.

Mineral Reserves

Proven and Probable Mineral Reserves estimates amounted to 50 million tonnes (as of July 31, 2019 with a drilling cut off date of April 30, 2019) versus 49 million tonnes as of December 31, 2018.  This increase in tonnage partially offsets the decrease in grades over the life of mine.

The updated estimate of Mineral Reserves at Cerro Lindo as of July 31, 2019 has decreased in contained zinc by 26%, lead by 17%, silver by 8% and copper by 1% relative to the 2018 Year End estimates.

This decrease is due to:

▪                  The new Mineral Resources modelling approach.

▪                  The mine planning strategy which considered accessing higher than average grade earlier in the life of mine.

▪                  Stricter criteria for sterilizing non-mineable areas, such as those with difficult ground conditions, unrecoverable pillars, or for protection of infrastructure.

Cerro Lindo Mineral Reserves as at July 31, 2019

	Tonnage	Grade				Contained Metal
Class	(Mt)	Zinc	Lead	Copper	Silver	Zinc	Lead	Copper	Silver
		(%)	(%)	(%)	(g/t)	(kt)	(kt)	(kt)	(koz)
Proven	22.71	1.54	0.19	0.63	19.05	350.5	42.4	143.1	13,914
Probable	27.41	1.05	0.14	0.67	18.77	288.2	38.6	182.7	16,535
Total	50.12	1.27	0.16	0.65	18.90	638.7	81.0	325.8	30,449

1  Nexa Resources holds 80.16% equity interest in Nexa Peru.

Notes to Mineral Reserves Table:

1. CIM (2014) definitions were followed for Mineral Reserves.

2. Mineral Reserves are reported on a 100% basis.

3. Mineral Reserves are estimated at NSR cut-off values of US$ 32.91/t processed and US$40.00/t processed for SLS and CAF respectively.

4. Mineral Reserves are estimated using average long-term metal prices of Zn: US$2,521/t (US$1.14/lb); Pb: US$2,004/t (US$0.91/lb); Cu: US$6,402/t (US$2.90/lb); Ag: US$16.79/oz.

5. A minimum mining width of 5.0 m was used for both CAF and SLS stopes and 4.0 m for pillar recovery CAF stopes.

6. Bulk density varies depending on mineralization domain.

7. Numbers may not add due to rounding.

Mineral Resources

As of July 31, 2019, the updated estimate of Measured and Indicated Mineral Resources (exclusive of Mineral Reserves) at Cerro Lindo has increased in contained zinc by 76%, copper by 46%, lead by 84% and silver by 60% relative to the 2018 Year End Mineral Reserves and Resources report.

The reasons for the increase are primarily due to:

▪                  Conversion of Inferred Mineral Resources to Indicated Mineral Resources.

▪                  Extension of the mineralization domains through infill and exploration diamond drilling.

▪                  The change in modelling approach based on geological continuity review.

Cerro Lindo Mineral Resources as at July 31, 2019

Class	Tonnage	Grade				Contained Metal
	(Mt)	Zinc	Lead	Copper	Silver	Zinc	Lead	Copper	Silver
		(%)	(%)	(%)	(g/t)	(kt)	(kt)	(kt)	(koz)
Measured	3.10	2.58	0.33	0.69	27.87	79.8	10.2	21.4	2,776
Indicated	2.27	1.64	0.28	0.68	29.66	37.4	6.3	15.4	2,167
Total M&I	5.37	2.18	0.31	0.68	28.63	117.2	16.5	36.8	4,943
Inferred	5.14	2.43	0.53	0.53	43.12	125.1	27.1	27.1	7,123

Notes to Mineral Resources Table:

1. CIM (2014) definitions were followed for Mineral Resources.

2. Mineral Resources are reported on a 100% basis.

3. Mineral Resources are estimated at an NSR cut-off value of US$32.91/t.

4. Mineral Resources are estimated using an average long-term metal prices of Zn: US$2,899t (US$1.31/lb); Pb: US$2,304/t (US$1.04/lb); Cu: US$7,362/t (US$3.34/lb); and Ag: US$19.31/oz.

5. A minimum mining width of 5.0 m was used for resource stopes.

6. Bulk density varies depending on mineralization domain.

7. Mineral Resources are exclusive of Mineral Reserves.

8. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

9. Numbers may not add due to rounding.

Updated Production Plan

The mine plan for the remainder of the LOM is based on an average daily production rate of 20,600 tpd for 354 days per year. The annual production rate is, therefore, 7.30 Mt. The average LOM planned head grades for Cu, Pb and Ag for the next three years are similar to those realized from 2016 to 2019 at 0.60%, 0.21%, and 18g/t (or 0.64oz/t) respectively, while the planned head grades of Zn decrease steadily as the end of the mine life approaches.

	Units	Total	2019	2020	2021	2022	2023	2024	2025	2026
Production	Mt	50.1	2.52	7.44	7.30	7.30	7.30	7.30	7.30	3.67
Zn grade	%	1.27	1.85	1.68	1.52	1.53	0.95	1.12	0.94	0.67
Pb grade	%	0.16	0.24	0.22	0.20	0.20	0.11	0.13	0.12	0.09
Cu grade	%	0.65	0.54	0.66	0.58	0.58	0.82	0.76	0.59	0.59
Ag grade	g/t	18.9	21.4	20.5	19.1	20.0	18.4	18.7	17.0	16.7
Contained Metal
Zn	000 t	639	47	125	111	112	70	82	68	25
Pb	000 t	81	6	16	15	15	8	9	8	3
Cu	000 t	326	14	47	42	42	60	55	43	21
Ag	000 oz	30,449	1,728	4,905	4,479	4,688	4,309	4,388	3,984	1,968

Note: 2019 production estimate is Aug-Dec.

Technical Information

The scientific and technical information contained in this news release has been reviewed, verified and approved by RPA, based on the requirements of NI 43-101. The Technical Report entitled “Technical Report on the Cerro Lindo Mine, Central Peru” dated December 3, 2019, with an effective date of July 31, 2019, was prepared by Jason J. Cox, P.Eng., Rosmery J. Cardenas Barzola, P.Geo., Brenna J.Y. Scholey, P.Eng. and Luis Vasquez, P.Eng.  of RPA Inc., each of whom are independent “qualified persons” as defined NI 43-101 and has been filed with Canadian securities regulators and is available under the Company’s SEDAR profile at www.sedar.com. Such report includes relevant information regarding, among others, the effective dates and the assumptions and parameters relating to mineral reserves and resources cited in this news release, as well as information regarding data verification, exploration procedures and other matters relevant to the scientific and technical disclosure contained in this news release.

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. Nexa currently owns and operates five long-life underground mines - three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil - and is developing the Aripuanã Project as its sixth underground mine in Mato Grosso, Brazil. Nexa was among the top five producers of mined zinc globally in 2018 and also one of the top five metallic zinc producers worldwide in 2018, according to Wood Mackenzie.

Cautionary Statement on Forward-Looking Statements

This News Release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this News Release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include (but are not limited to) estimates, forecasts, and statements as to management’s expectations with respect to the business and operations of the Company and mining production and its projects.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

For further information, please contact:

Roberta Varella – Head of Investor Relations

ir@nexaresouces.com

+55 11 3405-5601